	Six Months ended June 30,						Years Ended
	2005		2004		2004		2003		2002		2001		2000
Fixed Charges:
Interest on borrowings	5,860		2,569		6,312		3,102		1,423		300		2
Preferred stock dividend	149		702		702		637		—		—		—

Total Fixed charges	6,009		3,271		7,014		3,739		1,423		300		2

Interest on deposits	11,782		6,576		15,742		8,281		4,414		3,286		2,046

Total fixed charges + deposit interest	17,791		9,847		22,756		12,020		5,837		3,586		2,048

Earnings:
Pre-tax earnings	15,771		10,578		23,656		13,532		5,089		1,139		1,069
Add: fixed charges	6,009		3,271		7,014		3,739		1,423		300		2
Less: preferred stock dividend req.	(149)		(702)		(702)		(637)		—		—		—

Total earnings	21,631		13,147		29,968		16,634		6,512		1,439		1,071

Ratio of earnings to fixed charges	3.6	x	4.0	x	4.3	x	4.4	x	4.6	x	4.8	x	535.5	x

Ratio of earnings to fixed charges + deposit interest	1.2	x	1.3	x	1.3	x	1.4	x	1.1	x	0.4	x	0.5	x